UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to
Commission File No. 001-11411

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
POLARIS 401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
POLARIS INDUSTRIES INC.
2100 Highway 55
Medina, Minnesota 55340

Polaris 401(k) Retirement Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm

Polaris Industries Inc. Retirement Committee
Polaris 401(k) Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Polaris 401(k) Retirement Savings Plan as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Polaris 401(k) Retirement Savings Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Polaris 401(k) Retirement Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
Minneapolis, Minnesota
June 24, 2016

POLARIS 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2015	December 31, 2014
Assets
Investments, at fair value	$439,858,163	$440,226,199
Notes receivable from participants	11,214,892	10,131,549
Accrued income receivable	90	2,849
Net assets available for benefits	$451,073,145	$450,360,597
See accompanying notes.

POLARIS 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the Year Ended December 31,
	2015	2014
Net assets available for benefits, beginning of year	$450,360,597	$404,332,497
Contributions:
Employer	14,182,400	12,488,763
Employee	21,248,039	18,396,310
Rollover	3,760,884	4,693,843
Total contributions	39,191,323	35,578,916
Transfers in from ESOP (Note 7)	12,939,012	16,524,711
Investment gain:
Interest and dividend income	4,435,082	3,695,138
Net appreciation (depreciation) in fair value	(17,320,516)	21,903,635
Total investment gain (loss)	(12,885,434)	25,598,773
Distributions to participants	(38,397,002)	(31,593,355)
Administrative expenses	(135,351)	(80,945)
Net increase	712,548	46,028,100
Net assets available for benefits, end of year	$451,073,145	$450,360,597
See accompanying notes.

POLARIS 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

1. Description of the Plan
The following description of the Polaris 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General. The Plan is a defined contribution plan covering substantially all employees of the Plan’s sponsor, Polaris Industries Inc. (the Company), and certain U.S. subsidiaries of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Participant Loans. Participants may apply for loans from the Plan up to a maximum equal to the lesser of 50% of their vested account balances or $50,000. Loans must be paid back within five years; however, this period may be extended to fifteen years if the loan is used for the acquisition of a primary residence. The interest rate charged on loans outstanding ranged from 4.25% to 10.25% as of December 31, 2015.
Plan Operations. Certain administrative costs totaling $372,166 and $205,025, for the plan years ended December 31, 2015 and 2014, respectively, were paid by the Company. Administrative costs paid by the Company include trustee/asset custodian fees, record-keeping fees, and investment management fees. Other costs have been fully paid by the Plan.
Plan Administration. The Plan’s trustee is Fidelity Management Trust Company (the Trustee). The Plan is administered by an executive committee appointed by the Board of Directors of the Company.
Contributions/Participant Accounts. Participants may elect to make contributions in increments of 1% to 50% of the participant’s compensation, as defined in the Plan, up to the annual contribution limit established by the Internal Revenue Service (IRS) of $18,000 for 2015 and $17,500 for 2014. Participants age 50 or older may elect to make up to a $6,000 catch-up contribution in excess of the IRS limits stated above. Employees who have not made a retirement savings election shall be automatically enrolled to participate in the Plan at the automatic enrollment percentage (currently 5%).
The Company will make a fully vested matching contribution to each participant’s account in the Plan of 100% of each dollar of 401(k) contributions up to 5% of covered compensation. This contribution is intended to satisfy a safe harbor contribution formula permitted by IRS regulations. By making the safe harbor matching contribution, the Plan will automatically satisfy the nondiscrimination requirements that otherwise would apply to 401(k) contributions made to the Plan.
Plan earnings, as defined, are allocated pro rata based on participants’ account balances.
Investment Options.The investment options of the Plan at December 31, 2015 and 2014, consisted of deposits with one fund managed by the Trustee, 21 externally managed funds, the Company’s common stock fund, and self-directed brokerage option. Participants elect to have their account balances invested in one or more of the funds and may change the fund investment mix daily via a voice response system or the internet.
Vesting. Participants are immediately vested in their pretax and employer contributions, including actual investment earnings thereon.
Distributions to Participants. Employee account balances are distributable upon retirement, disability, death, termination from the Company, or hardship. Upon the occurrence of one of these events, a participant (or the participant’s beneficiary in the case of death) may receive his or her account balance as a lump-sum payment as available per plan provisions.
Terminated participants with account balances of $1,000 or less will receive a lump-sum cash payment as soon as administratively practicable upon the participant’s employment termination.

2. Significant Accounting Policies and Procedures
Plan Amendment and Termination. The Company has the right to amend or terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, all assets of the Plan will be distributed to participants in accordance with Plan provisions.
Basis of Accounting. The accompanying financial statements have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition. Investments of the Plan are stated at fair value. See Note 3 for further discussion and disclosures related to fair value measurements.
Contract value is the relevant measurement attributed for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the Wells Fargo Stable Value Fund common collective trust. The contract value of the Wells Fargo Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of securities are reflected on a trade-date basis. Interest income is recognized when earned. Dividend income is recorded on the ex-dividend date.
Notes Receivable From Participants. Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015, or 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
New Accounting Pronouncements. In May 2015, the FASB issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. The Plan elected to early adopt ASU 2015-07, as of December 31, 2015, as permitted and has applied ASU 2015-07 retrospectively, as required. The adoption has been reflected in Note 3 - Fair Value Measurement of the financial statements. The adoption had no impact on the statements of net assets available for benefits or the statement of changes in net assets available for benefits as of December 31, 2015 and 2014.
In July 2015, the FASB issued Accounting Standards Update ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contract, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, which simplifies the required disclosures related to employee benefit plans. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts, including common collective trust assets. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Furthermore, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III allows plans to measure investments using values from the end of the calendar month closest to the plan’s fiscal year end. The Plan elected to early adopt ASU 2015-12 Parts I and II as of December 31, 2015 and has applied the provisions retrospectively. Part III is not applicable to the Plan, as the Plan’s fiscal year coincides with a month-end.

3. Fair Value Measurement
Accounting Standards Codification (ASC 820) defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires classification based on observable and unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are as follows:
Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets or liabilities.
Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

The following is a description of the valuation techniques and inputs used for significant classes of assets measured at fair value:
Common stock - Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds - Valued at the net asset value of shares held by the Plan at year-end based on publicly traded values for the funds.
Common collective trust funds - This category includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These common collective trust funds share the common goal of first growing and then later preserving principal and contain a variety of asset classes, including value, growth, blend, international, and fixed income, as well as life cycle investment options. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the net asset value per share based on the fair value of the underlying assets in the funds as reported by the issuer of the funds.
This category also includes a common collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in synthetic investment contracts/constant duration contracts and cash investments. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying assets in the fund as reported by the issuer of the fund
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Assets measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement as of December 31, 2015
	Total	Level 1	Level 2	Level 3
Assets
Money market fund and cash	$3,607,267	$3,607,267	—	—
Company stock	16,084,597	16,084,597	—	—
Mutual funds	160,781,693	160,781,693	—	—
Self-directed brokerage accounts	8,736,950	8,736,950	—	—
Total	$189,210,507	$189,210,507	—	—
Common collective trust funds	250,647,656
Total investments	$439,858,163

	Fair Value Measurement as of December 31, 2014
	Total	Level 1	Level 2	Level 3
Assets
Money market fund and cash	$3,203,869	$3,203,869	—	—
Company stock	29,937,504	29,937,504	—	—
Mutual funds	152,758,828	152,758,828	—	—
Self-directed brokerage accounts	7,995,819	7,995,819	—	—
Total	$193,896,020	$193,896,020	—	—
Common collective trust funds	246,330,179
Total investments	$440,226,199

4. Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 4, 2015, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

5. Party-in-Interest Transactions
The Plan holds units of mutual funds managed by Fidelity, the trustee of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. The fair value of the Company’s common stock was $16,084,597 and $29,937,504, at December 31, 2015 and 2014, respectively. During 2015, the Plan received $399,408 in common stock dividends from the Company.

6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and amounts reported in the statements of net assets available for benefits.

7. Transfers in From ESOP
The Polaris Industries Inc. Employee Stock Ownership Plan (ESOP) allows participants to diversify part of their ESOP account via transfer into the Plan, if they have at least ten years of service and meet certain minimum age requirements. Those funds that are transferred into the Plan follow the same withdrawal provisions of the Plan. The total amount transferred into the Plan from the ESOP for the years ended December 31, 2015, and 2014, was $12,939,012 and $16,524,711, respectively.

8. Differences Between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2015	December 31, 2014
Net assets available for benefits per the financial statements	$451,073,145	$450,360,597
Adjustment from contract value to fair value for interest in common collective trust relating to fully benefit-responsive investment contracts	—	557,266
Net assets available for benefits per the Form 5500	$451,073,145	$450,917,863
The following is a reconciliation of total additions per the financial statements to total income per the Form 5500:

December 31, 2015
Total additions per the financial statements	$26,305,889
Subtract adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts at December 31, 2014	(557,266)
Total income per the Form 5500	$25,748,623
As discussed in Note 2, Significant Accounting Policies and Procedures, the Plan adopted ASU 2015-12 in the current year. As a result, the financial statements and the Form 5500 both presented the fund at contract value as of December 31, 2015.

9. Subsequent Events
Management evaluated events for the Plan through June 24, 2016, the date the financial statements were available to be issued.

Supplemental Schedule
Polaris 401(k) Retirement Savings Plan
EIN: 41-1857431 Plan Number: 001
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2015

Description	Investment Type	Current Value
Vanguard Institutional Index Fund	Mutual fund	$84,585,753
Wells Fargo Stable Value Fund	Common collective trust fund (CCT fund)	39,038,212
Vanguard Target 2025	CCT Lifecycle	34,581,400
Vanguard Target 2035	CCT Lifecycle	33,954,520
Vanguard Target 2030	CCT Lifecycle	33,066,726
Vanguard Target 2040	CCT Lifecycle	32,155,448
Vanguard Target 2020	CCT Lifecycle	30,794,666
American Funds EuroPacific Growth Fund	Mutual fund	23,885,667
Vanguard Target 2045	CCT Lifecycle	16,311,712
Polaris Industries Inc. common stock*	Common stock	16,084,597
Metropolitan West Total Return Bond Fund	Fixed Income	16,041,711
Vanguard Mid Cap Index Fund	Mutual fund	14,551,340
Vanguard Target 2050	CCT Lifecycle	12,510,978
Vanguard Small Cap Index Fund	Mutual fund	11,639,748
Fidelity Brokerage Link*	Self-directed brokerage account	8,736,950
Vanguard Target 2055	CCT Lifecycle	7,005,611
Vanguard Target 2015	CCT Lifecycle	6,418,929
Vanguard Total Bond Market Index Fund	Fixed Income	4,509,565
Columbia Acorn International Fund	Mutual fund	4,159,782
Fidelity US Treasury Money Market*	Mutual fund	3,057,886
Vanguard Target Income	CCT Lifecycle	1,885,409
Vanguard Target 2010	CCT Lifecycle	1,586,504
PIMCO Foreign Bond (Unhedged) Fund	Fixed Income	1,408,127
Vanguard Target 2060	CCT Lifecycle	1,337,541
Interest-bearing cash	Cash	549,381
		439,858,163
Participant loans, with interest rates ranging from 4.25% to 10.25%, maturing through December 2030*		11,214,892
Total investments		$451,073,055

* Indicates party in interest.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2016	POLARIS 401(k) RETIREMENT SAVINGS PLAN

By the Members of the 401(k) Retirement
Committee as Plan Administrator

/s/ STACY L. BOGART

Stacy L. Bogart

/s/ JAMES P. WILLIAMS

James P. Williams

/s/ BETH A. PAULSON

Beth A. Paulson

/s/ MICHAEL T. SPEETZEN

Michael T. Speetzen

/s/ SEAN P. BAGAN

Sean P. Bagan

POLARIS 401(k) RETIREMENT SAVINGS PLAN
EXHIBIT INDEX

Exhibit Number	Document	Method of Filing

23	Consent of Ernst & Young LLP	Filed herewith electronically